Filed by ARRIS Group, Inc. (SEC File No. 000-31254)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Pace plc

Date: December 17, 2015

UK Court Conditionally Approves Pace Share Scheme

Closing Date Expected January 4, 2016

SUWANEE, Ga., December 17, 2015– ARRIS Group, Inc. (NASDAQ: ARRS), today announced that the High Court of Justice in England and Wales conditionally sanctioned the scheme of arrangement pursuant to which ARRIS will acquire Pace plc. Subject to the expiration of the mandatory waiting period with respect to the previously announced approval granted by Brazil’s completion Authority CADE (which waiting period now ends December 22, 2015), the combination is expected to close on Monday, January 4, 2016. Trading in the ordinary shares of ARRIS International plc, the new parent company of ARRIS, will begin on January 5, 2016 on NASDAQ under the ARRIS current ticker symbol - “ARRS.”

About ARRIS

ARRIS Group Inc. (NASDAQ: ARRS) is a world leader in entertainment and communications technology. Our innovations combine hardware, software, and services across the cloud, network, and home to power TV and Internet for millions of people around the globe. The people of ARRIS collaborate with the world’s top service providers, content providers, and retailers to advance the state of our industry and pioneer tomorrow’s connected world. Together, we are inventing the future. For more information, visit www.arris.com.

For the latest ARRIS news:

•	Check out our blog: ARRIS EVERYWHERE

•	Follow us on Twitter: @ARRIS

Forward-Looking Statements

Statements made in this press release, including those related to the timing for the closing of the transaction, are forward-looking statements. Actual results may differ materially from the results suggested by these statements for a variety of reasons, including any appeals lodged during the waiting period in Brazil; satisfaction of customary closing conditions; and the other risk factors described in ARRIS’s definitive proxy statement filed with the Securities & Exchange Commission on September 15, 2015. In providing forward-looking statements, ARRIS expressly disclaims any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This release is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

###

Contacts:

Bob Puccini

Investor Relations

+1-720-895-7787

Bob.Puccini@arris.com

Jeanne Russo

Media & Industry Analysts

+1-215-323-1880

Jeanne.Russo@arris.com

ARRIS and the ARRIS Logo are trademarks or registered trademarks of ARRIS Enterprises, Inc. All other trademarks are the property of their respective owners. © ARRIS Enterprises, Inc. 2016. All rights reserved.